

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 25, 2016

Kenneth T. Moore
President and Chief Executive Officer
PostAds, Inc.
201 S.E. 15th Terrace
Suite 203
Deerfield Beach, Florida 33431

> **Re:**   **PostAds, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2016**
> **File No. 333-208931**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2016 letter.

General

1. We are unable to locate your revisions responding to our comment 15. Accordingly, we reissue the comment. Additionally, we note your disclosure on page 3 that you currently have cash on hand of $20,599 for operational needs and expect operating expenses to be $11,000 per month after effectiveness of this registration statement. Please disclose how you plan to fund the milestones on page 39 and meet expected operating expenses.

Selling Stockholders, page 19

2. Throughout your document you state that "From September 2015, through February 2016, we sold 2,978,400 shares of common stock to nineteen (19) persons at the price of $.05 per share for aggregate proceeds of approximately $148,920." However, the table

Kenneth T. Moore
PostAds, Inc.
February 25, 2016
Page 2

on page 20 indicates that you sold 2,938,400 shares of common stock for aggregate proceeds of $146,920 during this period. Please revise accordingly.

Certain Relationships and Related Transactions, page 47

3. Please disclose the terms of the amended consulting agreement with Mr. Weiss. Please refer to Item 404 of Regulation S-K.

Financial Statements

4. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Note 4 – Stockholders Equity, page F-23

5. We have reviewed your response to comment 19 contained in our letter dated February 4, 2016. Please tell us what you mean by your statement "We note that any accounting under ASC 805-50 would have the same exact accounting effect as above." As previously requested, please justify why it is appropriate to account for $11,000 of nominal shareholder value as a retroactive expense in 2013 for the shares issued to Kenneth T. Moore rather than the time of grant in 2015. Please cite your basis in GAAP for your conclusion. We also note that the Series A preferred shares were not issued contemporaneously with the formation of the corporation and initial issuance of the common shares. Accordingly, we do not believe such shares would be considered "an issuance pursuant to the reorganization" and should be accounted for at fair value on the issuance date. If you disagree, please explain in detail your rationale for retroactive treatment.

You may contact Yong Kim, Staff Accountant, at (202)551-3323 or James Allegretto, Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney at (202)551-6521, Lisa Kohl, Legal Branch Chief, at (202)551-3252, or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brenda Hamilton, Esq.